

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   April 14, 2009

Jun Wang, Chief Executive Officer
SmartHeat Inc.
c/o Robert Newman, Esq.
The Newman Law Firm, PLLC
14 Wall Street, 20th Floor
New York, NY 10005

> **Re: SmartHeat Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed March 24, 2009**
>   **File No. 333-154415**
>
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 18, 2009**
>   **File No. 001-34246**

Dear Mr. Wang:

        We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Recent Developments, page 25

1. It appears from your disclosure in Note 18 that you may have failed to meet the effectiveness requirement of your registration rights agreement. Please update your disclosures to quantify and discuss the liability related to this agreement and to address how you intend to satisfy the potential cash requirements for the liquidated damages, as well as any risks and uncertainties regarding your ability to satisfy such requirements.

Financial Statements, page F-1

Note 1 – Organization and Description of Business, F-7

Revenue Recognition, pages F-9

2. We appreciate your response to comment six in our letter dated February 13, 2009 and note that you recognize revenue after delivery and customer acceptance by which time you have generally received 60% of the purchase price. We also note that 30% of the purchase price is payable within a few months after customer acceptance depending on the actual terms negotiated with the customer and the remaining 10% may remain outstanding for up to 24 months as a quality assurance. Please revise your disclosures in MD&A to clarify why the payment terms of your contracts are structured such that 40% of the purchase price is not due for several months and up to 24 months after delivery and customer acceptance. Also, please clarify each remedy that is available to your customers if they are not satisfied after they accept your products.

3. We note your responses to comments five, six and seven in our letter dated February 13, 2009 and your belief that the after-sales services you provide are not significant. However, it is not clear to us that your responses or your revenue recognition policy comply with EITF 00-27 and SAB 104. Based on the payment terms negotiated by your customers, it is not clear to us that they believe the after-sales services you provide are insignificant, inconsequential or perfunctory (see SAB Topic 13A3c questions 2 and 3). Also, it is not clear to us how and why you believe that the lack of objective and verifiable evidence of the fair value of the after-sales services you provide results in it being appropriate to recognize 100% of revenue upon delivery and customer acceptance (see EITF 00-27).

4. We note your disclosures related to warranties that you provide. Please provide the disclosures required by FIN 45 or explain why they are not required.

Note 19 – Acquisition of SanDeKe, page F-20

5. Please explain the reason why none of the purchase consideration for the acquisition of SanDeKe has been paid. Additionally, it appears that your consolidated statements of cash flows for the year ended December 31, 2008 should reflect this acquisition as a non-cash investing activity. Please clarify or revise.

Exhibit 5.1 – Opinion of Holland & Hart LLP

6. Please delete the language in the third paragraph referring to "and on the substantive terms approved by the Board of Directors," since this language appears inappropriate.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A (T). Controls and Procedures, page 33

A) Evaluation of Disclosure Controls and Procedures, page 33

7. We note your disclosure that your certifying officers concluded that your
   "disclosure controls and procedures were adequate to ensure that information
   required to be disclosed in reports that the Company files or submits under the
   Exchange Act has been recorded, processed, summarized and reported in
   accordance with the rules and forms of the SEC." However, as disclosed, your
   evaluation does not fully conform to the definition of disclosure controls and
   procedures set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act and
   does not include an appropriate conclusion as to whether your disclosure controls
   and procedures were "effective" or "not effective." In this regard, please amend
   your 10-K to clarify that your disclosure controls and procedures were "effective"
   or "not effective" to ensure that information required to be disclosed in the reports
   that you file or submit under the Act is recorded, processed, summarized and
   reported, within the time periods specified in the Commission's rules and forms
   and is accumulated and communicated to your management, including your
   principal executive and principal financial officers, or persons performing similar
   functions, as appropriate to allow timely decisions regarding required disclosure.
   Alternatively, please amend your 10-K to simply state that your disclosure
   controls and procedures were "effective" or "not effective" without defining
   them. Please comply with this comment in future exchange act filings.

8. We note that you do not reference the correct rules under the Exchange Act for
   disclosure controls and procedures. Please revise to refer to Exchange Act Rules
   13a-15(e) and 15d-15(e).

B) Report of Management on Internal Controls over Financial Reporting, page 33

9. It appears to us that you confused the terms "disclosure controls and procedures"
   and "internal control over financial reporting" in the second paragraph and that
   you did not include an appropriate conclusion as to whether your internal control
   over financial reporting is "effective" or "not effective." Please amend your 10-K
   to address management's assessment of the "effectiveness" of your "internal
   control over financial reporting." See Item 308T of Regulation S-K for guidance.

10. Please amend your 10-K to include a statement identifying the framework used by
    management to evaluate the effectiveness of your internal control over financial
    reporting. See Item 308T(a)(2) of Regulation S-K for guidance.

*   *   *   *

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director